Exhibit 99.2

Sent via Email to: lixin@ihangmei.com; liuyan@ihangmei.com

February 18, 2021

Mr. Xin Li

Chief Financial Officer

AirNet Technology Inc.

15/F, Sky Plaza, No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

Re:	AirNet Technology Inc. (the “Company”)
Nasdaq Symbol: ANTE

Dear Mr. Li:

On September 16, 2020, Staff notified the Company that it did not comply with the minimum $2.5 million stockholders’ equity, or $35 million market value of listed securities, or $500,000 of net income from continuing operations requirements for The Nasdaq Capital Market set forth in Listing Rules 5550(b)(1), or 5550(b)(2), or 5550(b)(3), respectively. Since then, Staff has determined that for the last 10 consecutive business days, from February 3 through February 17, 2021, the Company’s market value of listed securities has been $35,000,000 or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(b)(2), and this matter is now closed.

If you have any questions, please contact me at +1 301 978 8034.

Sincerely,

/s/ W. Wayne Bush

W. Wayne Bush, CFA

Director

Nasdaq Listing Qualifications